SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Diamondback Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

25278X109
(CUSIP Number)

Arthur H. Amron, Esq.
Wexford Capital LP
411 West Putnam Avenue
Greenwich, CT 06830
(203) 862-7012
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278X109
1	Names of Reporting Person.	DB Energy Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	15,457,020
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	15,457,020
11	Aggregate Amount Beneficially Owned by Each Reporting Person	15,457,020
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	41.79%
14	Type of Reporting Person	HC

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Spectrum Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	184,408
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	184,408
11	Aggregate Amount Beneficially Owned by Each Reporting Person	184,408
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.50%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Catalyst Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	29,144
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	29,144
11	Aggregate Amount Beneficially Owned by Each Reporting Person	29,144
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.08%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Spectrum Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	621,479
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	621,479
11	Aggregate Amount Beneficially Owned by Each Reporting Person	621,479
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	1.68%
14	Type of Reporting Person	CO

CUSIP No. 25278X109
1	Names of Reporting Person.	Catalyst Intermediate Fund Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Cayman Island
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	122,571
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	122,571
11	Aggregate Amount Beneficially Owned by Each Reporting Person	122,571
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	0.33%
14	Type of Reporting Person	CO

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford Capital LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,414,622
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,414,622
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,414,622
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	44.38%
14	Type of Reporting Person	PN

CUSIP No. 25278X109
1	Names of Reporting Person.	Wexford GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,414,622
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,414,622
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,414,622
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	44.38%
14	Type of Reporting Person	OO

CUSIP No. 25278X109
1	Names of Reporting Person.	Charles E. Davidson
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,414,622
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,414,622
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,414,622
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	44.38%
14	Type of Reporting Person	IN

CUSIP No. 25278X109
1	Names of Reporting Person.	Joseph M. Jacobs
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds	OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
8	Shared Voting Power (see Item 5 below)	16,414,622
9	Sole Dispositive Power	0
10	Shared Dispositive Power (see Item 5 below)	16,414,622
11	Aggregate Amount Beneficially Owned by Each Reporting Person	16,414,622
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11)	44.38%
14	Type of Reporting Person	IN

SCHEDULE 13D A/1

This Amendment No. 1 to Schedule 13D (the "Amendment No. 1") modifies and supplements the Schedule 13D initially filed on October 22, 2012 (the "Statement"), with respect to the common stock, $0.01 par value per share (the “Common Stock”) of Diamondback Energy, Inc. (the “Issuer”). Except to the extent supplemented or amended by the information contained in this Amendment No. 1, the Statement remains in full force and effect.  Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 2.                                Identity and Background

Item 2 is hereby amended and restated in its entirety with the following:
(a) This Statement is filed by:

(i)  DB Energy Holdings LLC (“DB Holdings”), a Delaware limited liability company, which is the record holder of approximately 41.79% of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (36,986,532 shares of Common Stock) as of November 16, 2012, the date on which the Issuer filed its Quarterly Report on Form 10Q with the SEC;

(ii)  Wexford Spectrum Fund, L.P. (‘WSF”), a Delaware limited partnership, which is the record holder of approximately 0.50% of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (36,986,532 shares of Common Stock) as of November 16, 2012, the date on which the Issuer filed its Quarterly Report on Form 10Q with the SEC;

(iii) Wexford Catalyst Fund, L.P. (“WCF”), a Delaware limited partnership, which is the record holder of approximately 0.08% of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (36,986,532 shares of Common Stock) as of November 16, 2012, the date on which the Issuer filed its Quarterly Report on Form 10Q with the SEC;

(iv) Spectrum Intermediate Fund Limited (“SIF”), a Cayman Island exempt company, which is the record holder of approximately 1.68% of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (36,986,532 shares of Common Stock) as of November 16, 2012, the date on which the Issuer filed its Quarterly Report on Form 10Q with the SEC;

(v) Catalyst Intermediate Fund Limited (“CIF”, and together with DB Holdings, WSF, WCF and SIF, the “Funds”), a Cayman Island exempt company, which is the record holder of approximately 0.33% of the Issuer’s outstanding Common Stock based on the number of shares of Common Stock outstanding (36,986,532 shares of Common Stock) as of November 16, 2012, the date on which the Issuer filed its Quarterly Report on Form 10Q with the SEC;

(vi) Wexford Capital LP (“Wexford Capital”), a Delaware limited partnership, the manager or investment manager of the Funds;

(vii)  Wexford GP LLC (“Wexford GP”), a Delaware limited liability company, the general partner of Wexford Capital;

(viii)  Charles E. Davidson (“Mr. Davidson”), the Chairman and a managing member of Wexford GP; and

 (ix)  Joseph M. Jacobs (“Mr. Jacobs”), the President and a managing member of Wexford GP.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”. All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

 (b)           The address of the principal business and principal office of the Reporting Persons is c/o Wexford Capital LP, 411 West Putnam Avenue, Greenwich, CT 06830.

(c)           DB Holdings is a holding company managed by Wexford Capital.  WSF, WCF, SIF and CIF are investment funds managed by Wexford Capital. Wexford Capital is an investment advisor registered with the SEC, and manages a series of investment funds.  Wexford GP is the general partner of Wexford Capital.  Messrs. Davidson and Jacobs are the managing members of Wexford GP.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Wexford Capital is a Delaware limited partnership.  Each of Wexford GP and DB Holdings is a Delaware limited liability company.  Each of WSF and WCF is a Delaware limited partnership. Each of SIF and CIF is a Cayman Island exempt company. Each of Messrs. Davidson and Jacobs is a United States citizen.

Item 5.                                Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety with the following:

(a)-(b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 36,986,532 shares of Common Stock outstanding as of November 16, 2012, as reported by the Issuer in its Quarterly Report on Form 10Q, as filed by the Issuer with the SEC on November 16, 2012) are as follows:

DB Energy Holdings LLC
a)		Amount beneficially owned: 15,457,020	Percentage: 41.79%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	15,457,020
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	15,457,020
Wexford Spectrum Fund, L.P.
a)		Amount beneficially owned: 184,408	Percentage: 0.50%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	184,408
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	184,408
Wexford Catalyst Fund, L.P.
a)		Amount beneficially owned: 29,144	Percentage: 0.08%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	29,144
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	29,144
Spectrum Intermediate Fund Limited
a)		Amount beneficially owned: 621,479	Percentage: 1.68%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	621,479
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	621,479
Catalyst Intermediate Fund Limited
a)		Amount beneficially owned: 122,571	Percentage: 0.33%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	122,571
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	122,571
Wexford Capital LP
a)		Amount beneficially owned: 16,414,622	Percentage: 44.38%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	16,414,622
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	16,414,622
Wexford GP LLC
a)		Amount beneficially owned: 16,414,622	Percentage: 44.38%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	16,414,622
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	16,414,622
Charles E. Davidson
a)		Amount beneficially owned: 16,414,622	Percentage: 44.38%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	16,414,622
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	16,414,622
Joseph M. Jacobs
a)		Amount beneficially owned: 16,414,622	Percentage: 44.38%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	16,414,622
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	16,414,622

The total shares of Common Stock reported as beneficially owned by each of Wexford Capital, Wexford GP, Mr. Davidson and Mr. Jacobs include the shares of Common Stock reported as beneficially owned by the Funds. Wexford Capital may, by reason of its status as manager or investment manager of the Funds, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Wexford GP may, as the General Partner of Wexford Capital, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Davidson and Jacobs may, by reason of his status as a controlling person of Wexford GP, be deemed to own beneficially the securities of which the Funds possess beneficial ownership. Each of Wexford Capital, Wexford GP, Davidson and Jacobs shares the power to vote and to dispose of the securities beneficially owned by the Funds.  Each of Wexford Capital, Wexford GP, Davidson and Jacobs disclaims beneficial ownership of the securities owned by the Funds and this report shall not be deemed as an admission that they are the beneficial owners of such securities except, in the case of Davidson and Jacobs, to the extent of their respective interests in the Funds.

 (c)           DB Holdings received 14,697,496 shares of Common Stock on October 11, 2012 in the merger of Diamondback Energy LLC with and into the Issuer prior to the completion of the IPO, pursuant to the Merger Agreement by and between the Issuer and Diamondback Energy LLC (the form of which is incorporated herein as Exhibit 99.2).

On October 17, 2012, DB Holdings purchased 1,717,126 shares of Common Stock in the IPO of the Issuer in exchange for settlement in full of a subordinated note issued by the Issuer to Lambda Investors LLC, an affiliate of DB Holdings, in the amount of $30,049,705, or $17.50 per share which was the same price as the price to the public in the IPO.

On December 3, 2012, DB Holdings made an in-kind distribution in aggregate of 957,602 shares of common stock to WSF, WCF, SIF and CIF.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2012	Company Name
DB ENERGY HOLDINGS LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD SPECTRUM FUND, L.P.
	By:	Wexford Spectrum Advisors, L.P.
	By:	Wexford Spectrum Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CATALYST FUND, L.P.
	By:	Wexford Catalyst Advisors, L.P.
	By:	Wexford Catalyst Advisors GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

SPECTRUM INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

CATALYST INTERMEDIATE FUND LIMITED

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD CAPITAL LP
	By:	Wexford GP LLC, its General Partner

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

WEXFORD GP LLC

	By:	/s/ Arthur H. Amron
	Name:	Arthur H. Amron
	Title:	Vice President and Assistant Secretary

/s/ Joseph M. Jacobs
JOSEPH M. JACOBS

/s/ Charles E. Davidson
CHARLES E. DAVIDSON